# SEC Schedule 13D/A (Amendment No. 29) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lands' End, Inc., CIK 0000799288
CUSIP: 51509F105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1 Lands' End Lane, Dodgeville, Wisconsin (WI), 53595
Date of event which requires filing of this statement: 08/21/2025
Filed by CIK 0000923727
Persons authorized to receive notices and communications: Bruce Newsome, Esq., Haynes and Boone, LLP, 2801 N. Harwood Street, Suite 2300, Dallas, Texas (TX), 75201, (214) 651-5000

## Reporting persons
- ESL Partners, L.P. (CIK 0000923727): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,946; shared voting power 0; sole dispositive power 1,946; shared dispositive power 0; aggregate amount beneficially owned 1,946 (0.1% of the class)
  Comment: The figures included above reflect 1,946 shares of common stock, par value $0.01 per share (the "Common Stock"), of Lands' End, Inc., a Delaware corporation (the "Issuer") held in the Liability Accounts controlled by ESL Partners, L.P., a Delaware limited partnership ("ESL").
- RBS Partners, L.P. (CIK 0000860585): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,946; shared voting power 0; sole dispositive power 1,946; shared dispositive power 0; aggregate amount beneficially owned 1,946 (0.1% of the class)
  Comment: The figures included above reflect 1,946 shares of Common Stock held in the Liability Accounts controlled by ESL. RBS Partners, L.P., a Delaware limited partnership ("RBS") is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.
- ESL Investments, Inc. (CIK 0001126396): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,946; shared voting power 0; sole dispositive power 1,946; shared dispositive power 0; aggregate amount beneficially owned 1,946 (0.1% of the class)
  Comment: The figures included above reflect 1,946 shares of Common Stock held in the Liability Accounts controlled by ESL. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL. ESL Investments, Inc., a Delaware corporation ("Investments") is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS.
- Edward S. Lampert (CIK 0001183200): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 17,116,376; shared voting power 0; sole dispositive power 17,116,376; shared dispositive power 0; aggregate amount beneficially owned 17,116,376 (56.2% of the class)
  Comment: The figures in Items 7, 9, 11, and 13 include (i) 1,946 shares of Common Stock, of the Issuer held in the Liability Accounts controlled by ESL, which Mr. Lampert may be deemed to indirectly beneficially own as the Chairman, Executive Officer and Director of Investments, (ii) 17,106,848 shares of Common Stock held by Mr. Lampert, (iii) 3,791 shares of Common Stock held by The Nicholas Floyd Lampert 2015 Trust ("The Nicholas Trust"), and (iv) 3,791 shares of Common Stock held by The Nina Rose Lampert 2015 Trust ("The Nina Trust" and, together with The Nicholas Trust, the "Trusts"). With respect to (i), RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL; Investments is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS; and Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, Investments. With respect to (iii) and (iv), Mr. Lampert may be deemed to have beneficial ownership of securities owned by the Trusts.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Lands' End, Inc.
Address of issuer's principal executive offices: 1 Lands' End Lane, Dodgeville, Wisconsin (WI), 53595
Comment: This Amendment No. 29 to Schedule 13D (this "Amendment") amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL, RBS, Investments, and Edward S. Lampert, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission ("SEC").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

"In connection with the process to explore strategic alternatives announced by the Issuer on March 7, 2025, the Reporting Persons have agreed with the Issuer in a letter agreement attached as Exhibit 99.9 hereto (the "Letter Agreement") to abide by the restrictions applicable to affiliates of the Issuer set forth in a limited duration exclusivity agreement that was entered into by the Issuer with a counterparty. The Reporting Persons have not made any definitive determinations in respect of any transaction involving the Common Stock owned by the Reporting Persons and there can be no assurances that any such transaction will be agreed to or consummated. The Reporting Persons reserve the right to pursue, modify or abandon any such discussions at any time, or to consider other strategic alternatives for its shares of Common Stock, including as described in the February 24 Letter previously disclosed by the Reporting Persons as Exhibit 99.8 hereto on February 25, 2025. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the February 24 Letter filed as Exhibit 99.8 hereto, and the Letter Agreement filed as Exhibit 99.9 hereto."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

(a) "The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. With respect to Item 13, this number is based upon 30,472,711 shares of Common Stock outstanding as of June 2, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 2, 2025, that was filed by the Issuer with the Securities and Exchange Commission on June 5, 2025.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

(b) "Number of shares as to which the Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto."
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated in its entirety as follows: "There have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less."
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

"The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

"99.9 - Letter Agreement, dated August 21, 2025, by and between Lands' End, Inc., and Edward S. Lampert, on behalf of himself and his affiliates (filed herewith)."

## Signatures
- ESL Partners, L.P.: /s/ Edward S. Lampert, Edward S. Lampert, Chief Executive Officer of the GP of the GP (08/25/2025)
- RBS Partners, L.P.: /s/ Edward S. Lampert, Edward S. Lampert, Chief Executive Officer of the GP (08/25/2025)
- ESL Investments, Inc.: /s/ Edward S. Lampert, Edward S. Lampert, Chief Executive Officer (08/25/2025)
- Edward S. Lampert: /s/ Edward S. Lampert, Edward S. Lampert (08/25/2025)